BIOSMART RESEARCH, INC.

Consolidated Financial Statements For The Year Ended December 31, 2020 & 2019

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of BIOSMART RESEARCH, INC.

We have reviewed the accompanying consolidated financial statements of BIOSMART RESEARCH, INC. (the "Company"), which comprise the Balance Sheet as of December 31, 2020 & 2019, and the related Profit & Loss Statements, Statements of Shareholders' Equity, and Statements of Cashflows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Omar Alnuaimi, CPA

Naperville, IL
March 17, 2021

BIOSMART RESEARCH, INC.
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
Revenue		
Sales - Products & Services	$ 46,395	$ 1,860,923
Sales - Other	6,557	12,655
Total Revenue	52,952	1,873,578
Cost of Goods Sold	-	(1,497,859)
Gross Profit	52,952	375,719
Operating Expense		
Advertising & Marketing Expense	2,377	3,185
Auto Expense	1,073	4,166
Bank Fees	593	1,323
Consulting & Professional Fees	157,705	181,925
Insurance Expense	125	100
Maintenance & Repairs Expense	1,753	477
Meals & Entertainment	1,490	5,877
Misc. Expense	740	5,866
Office Supplies Expense	1,538	6,476
Other Office Expenses	103	1,067
Production Supplies Expense	31,276	49,572
Rent Expense	650	10,120
Shipping Expense	(8,609)	9,011
Travel Expense	5,728	18,209
Utilities Expense	5,656	3,616
Total Operating Expenses	202,199	300,989
Net Income From Operations	(149,247)	74,730
Net Income Before Provision for Income Tax	(149,247)	74,730
Provision for Income Taxes	-	-
Net Income (Loss)	$ (149,247)	$ 74,730

BIOSMART RESEARCH, INC.
BALANCE SHEET
DECEMBER 31, 2020 & 2019

	12/31/20	12/31/19
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 49,777	$ 68,970
Inventory - Raw Materials	70,000	$ -
Inventory - Finished Goods	7,000	$ -
Inventory - Packaging Materials	5,000	$ -
Prepaid Expense	5,765	2,771
TOTAL CURRENT ASSETS	137,542	71,741
NON-CURRENT ASSETS		
Fixed Assets - Equipment	2,429,216	2,400,016
Leasehold Improvements	60,000	-
Other Long Term Assets	630	502
	2,489,846	2,400,518
TOTAL NON-CURRENT ASSETS	2,489,846	2,400,518
TOTAL ASSETS	2,627,387	2,472,260
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Notes Payable	112,577	-
Accounts Payable	-	1,824
Misc. Short Term Liability	490	490
TOTAL CURRENT LIABILITIES	113,067	2,314
NON-CURRENT LIABILITIES		
Notes Payable	-	112,577
Loans Due to Shareholders	127,210	-
TOTAL NON-CURRENT LIABILITIES	127,210	112,577
TOTAL LIABILITIES	240,277	114,891
OWNER'S EQUITY		
Equity	2,461,627	2,282,639
Retained Earnings (Deficit)	74,730	-
Net Income (Loss)	(149,247)	74,730
TOTAL SHAREHOLDERS' EQUITY	2,387,110	2,357,369
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,627,387	$2,472,260

BIOSMART RESEARCH, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020 & 2019

	2020	2019
OPERATING ACTIVITIES		
Net Income	$ (149,247)	$ 74,730
Non-Cash Adjustments		
Changes in Inventory	(82,000)	-
Changes in Prepaid Expenses	(2,994)	(2,771)
Changes in Accounts Payable	(1,824)	(2,486)
Other adjustments	800	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(235,265)	69,472
INVESTING ACTIVITIES		
Fixed Assets - Equipment	(30,000)	-
Leasehold Improvements	(60,000)	-
Other Long Term Assets	(127)	(502)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(90,127)	(502)
FINANCING ACTIVITIES		
Equity Contribution (net)	178,988	-
Loans Due to Shareholders	127,210	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	306,198	-
NET INCREASE (DECREASE) IN CASH	(19,194)	68,970
CASH AT BEGINNING OF PERIOD	68,970	-
CASH AT END OF PERIOD	$ 49,777	$ 68,970

BIOSMART RESEARCH, INC.
STATEMENT OF SHAREHOLDERS EQUITY
December 31, 2020 & 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ -	$ -	$ -
Net Income for the period ending December 31, 2019	-	74,730	74,730
Equity Contributions (Distributions)	-	2,282,639	2,282,639
Balance, December 31, 2019	**$ -**	**2,357,369**	**2,357,369**
Balance, December 31, 2019	$ 2,357,369	$ -	$ 2,357,369
Net Income for the period ending December 31, 2020	-	(149,247)	(149,247)
Equity Contributions (Distributions)	-	178,988	178,988
Balance, December 31, 2020	**$ 2,357,369**	**$ 29,741**	**$ 2,387,110**

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Biosmart Research, Inc. ('The Company') specializes in the distillation of solvents and plants, operating research labs, and coordinating end-to-end commercial extraction facilities for pharmaceutical derivatives. Specifically, The Company specializes in botanical essential oil isolate research as a pharmaceutical drug, a botanical extract, as a research compound, as a pharmaceutical drug ingredient, as a botanical extract, as a manufacturing ingredient, and as an article of commerce.

Additionally, The Company is the exclusive North American distributor for CXTH (CXTH is a world class manufacturer of High Pressure Liquid Chromatography Columns for remediation of impurities in pharmaceuticals and the manufacture of isolates and selected extractions from complex compounds or plant materials).

Due to the 2020 COVID-19 Pandemic, the company was forced to postpone the launch of their retail product line. As such, The Company sustained a net operating loss, however the company has launched its retail product line in early 2021.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Principles of Consolidation and Basis of Accounting</u>

The consolidated financial statements include the accounts of Biosmart Research, Inc. and Washington State Enterprises, Inc. (collectively, 'The Company'). Washington State Enterprises, Inc. is fully owned by Biosmart Research, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

<u>Use of Estimates</u>

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method. The Company acquired these fixed assets through 2019 & 2020, however they were not placed into service until the last month of 2020, as such the company will begin recording depreciation expense in the following month, January 2021.

The balance of 'Fixed Assets – Equipment' on the balance sheet is a result of equipment contributed in exchange for equity by The Company shareholders in addition to equipment received by The Company in exchange for a note payable (see NOTE D – NOTES PAYABLE for additional details).

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2020 & 2019, no impairment loss has been recognized for long-lived assets.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Any unshipped orders are recorded as deferred revenues.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advertising Expenses

The Company expenses advertising costs as they are incurred. Major marketing campaign efforts will begin upon the completion of The Company's crowdfunding campaign. Through December 31, 2020, the majority of marketing sales have been generated organically via The Company's websites.

Inventory

Inventories are stated at the weighted average method for valuing inventories at the lower of cost or net realizable value. The Company manufactures a majority of its finished goods sold. The Company captures into inventory all costs of materials plus direct labor overhead costs of the following departments: laboratory, quality assurance, security, and product production.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members

Loans Due to Shareholders

Balance includes company expenses paid on behalf of The Company by Shareholders as well as cash loans made to The Company by Shareholders. In both instances, the agreement dictates a 0% interest rate and repayment will commence upon the generation of positive cashflows within the next 12-24 months.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

NOTE C – NOTES PAYABLE

The Company has one note payable instrument in the amount of $112,577, commenced on December 18, 2019, with an original maturity date of December, 18, 2020. Since the commencement of the note, an amendment was made to the original note agreement where repayment towards the note will commence upon the successful crowdfunding campaign where such funds will be used towards repayment of the note. In consideration for the note instrument, The Company received equipment (Fixed Assets), as such no cash was involved in the execution of this agreement.

NOTE D – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that The Company shall have authority to issue is nine hundred thousand (900,000) @ $1 par value per share. As of December 31, 2020 & 2019, no common shares have been issued and are outstanding (See NOTE F – SUBSEQUENT EVENTS for additional details regarding common stock).

Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that The Company shall have authority to issue is one hundred thousand (100,000) @ no par value per share. As of December 31, 2020 & 2019, all 100,000 preferred shares are issued and are outstanding (See NOTE F – SUBSEQUENT EVENTS for additional details regarding preferred stock).

NOTE E – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE F – SUBSEQUENT EVENTS

Common Stock

Effective February 10, 2021, The Company amended its Articles of Incorporation where the total number of common shares of stock that The Company shall have authority to issue is ten million (10,000,000) @ no par value per share. As of the date of this report herein, no common shares have been issued and are outstanding.

NOTE F – SUBSEQUENT EVENTS (cont.)

Preferred Stock

Effective March 10, 2021, The Company amended its Articles of Incorporation where the total number of preferred shares of stock that The Company shall have authority to issue is ten million (10,000,000) @ no par value per share. As of the date of this report herein, 100,000 preferred shares are issued and are outstanding. The Company intends to issue an additional 8,900,000 preferred shares to existing shareholders in anticipation of its equity offering of 1,000,000 shares in 2021.

Management's Evaluation

Management has evaluated subsequent events through March 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.